METZGER & McDONALD PLLC

(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger Direct Dial 214-740-5030 smetzger@pmklaw.com	3626 N. Hall Street, Suite 800 Dallas, Texas 75219-5133 214-969-7600 www.pmklaw.com	Facsimile 214-523-3838 214-969-7635
September 28, 2005
Via EDGAR
The Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Attn:	Steven Jacobs, Accounting Branch Chief Rachel Zablow, Staff Accountant Division of Corporation Finance

Re:	Income Opportunity Realty Investors, Inc. (Commission File No. 001-14784; CIK No. 0000949961) B Form 10-K/A for the fiscal year ended December 31, 2004 filed March 31, 2005
Ladies and Gentlemen:
     On behalf of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOT”), this letter is being filed as a supplemental letter uploaded on the EDGAR system on behalf of IOT in response to a letter of further comments of the Staff of the Securities and Exchange Commission dated September 19, 2005. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in each response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referenced in the comment.
     This letter and Schedule 1 are being filed under the EDGAR system in direct response to the comment of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.

Very truly yours,
/s/ Steven C. Metzger

Steven C. Metzger

SCM:ag
Enclosures

cc:	R. Neil Crouch II Ken L. Joines

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated September 19, 2005 with respect to
Form 10-K/A for the year ended December 31, 2004 of
Income Opportunity Realty Investors, Inc.
Commission File No. 001-14784
     The following information is intended to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated September 19, 2005, with respect to Form 10-K/A Amendment to Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2004 of Income Opportunity Realty Investors, Inc. For convenience, each comment of the Staff is restated below, with our response noted immediately following each comment. Also included in such response is a letter/page reference to the text in the Form 10-K/A for the fiscal year ended December 31, 2004, as applicable, and/or a reference to the date of supplemental information provided to the Staff. For convenience, in the responses, Income Opportunity Realty Investors, Inc. is referred to as the “Registrant” or the “Issuer” or the “Company” or “IOT.”
Form 10-K/A for the Fiscal Year Ended December 31, 2003
Form 10-K/A for the Fiscal Year Ended December 31, 2004
Form 10-Q/A for the Quarter Ended March 31, 2005
     Comment/Observation No. 1. Amend to include the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a).
     Response to Comment/Observation No. 1. Further amendments to each of the Reports will be filed to include the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a).
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
     Comment/Observation No. 2. Please revise the reports of independent registered public accounting firm on page 26 to the Form 10-K/A for the year ended December 31, 2003 and pages 30 and 31 of the Form 10-K/A for the year ended December 31, 2004 to include the city and state where issued. Refer to Item 2.02(a) of Regulation S-X.
     Response to Comment/Observation No. 2. The further amendments to Forms 10-K/A for the fiscal years ended December 31, 2003 and December 31, 2004 include revised reports of the independent registered public accounting firms to include the city and state where issued.
Note 5 — Notes and Interest Payable
     Comment/Observation No. 3. We have read your proposed disclosure provided to us in response to prior Comment 2 to address the terms of your obligations to Metra as it relates to your accounting treatment under SFAS 66. Please amend to include the enhanced disclosure.
     Response to Comment/Observation No. 3. Each of the Reports have been further amended to include under Note 5 — Notes and Interest Payable the enhanced disclosure with respect to Metra as it relates to accounting treatment under SFAS 66.
Schedule 1 — Page 1